

June 2, 2020

Gregory Smith
Chief Financial Officer
BOEING CO
100 N. Riverside Plaza
Chicago, IL 60606

Re: BOEING CO
Form 10-K for Fiscal Year Ended December 31, 2019
Filed January 31, 2020
Form 10-Q for Fiscal Quarter Ended March 31, 2020
Filed April 29, 2020
File No. 1-00442

Dear Mr. Smith:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Selected Financial Data, page 18

1. We note you provide disclosure of Operating cash flow in your table of Selected Financial Data. Please expand your disclosure in future filings to include disclosure of Investing and Financing cash flows in order to provide investors with a more balance presentation. Refer to Section 202.03 of the SEC's Codification of Financial Reporting Policies for guidance.

Backlog, page 28

2. We note from various news sources that you have experienced significant commercial aircraft order cancellations in fiscal year 2020. We further note your response to our prior comment number two in your letter dated October 18, 2019. As it appears order

cancellations are now at significant levels, please be sure to include robust quantified and narrative disclosure of the expected impacts to your backlog, results of operations and cash flows in your future filings.

Management's Discussion and Analysis of FInancial Condition and Results of Operations
Critical Accounting Policies & Estimates
737 MAX Grounding, page 45

3. We note your disclosure regarding the 737 MAX grounding and your recognition of a $7.4 billion liability for potential concessions and other considerations to customers for disruptions related to the grounding. In future filings, please provide enhanced disclosures to better clarify the nature and amounts of the various concessions you are providing. It appears your concessions may be in the form of cash, in-kind consideration and other forms of concessions. Please consider providing a tabular presentation of the concessions by type, so that investors can better understand the expected impacts to your cash flows and operating results.

Form 10-Q for the quarter ended March 31, 2020

Liquidity, page 37

4. We note from your liquidity footnote in note 1 to the financial statements at March 31, 2020 trade payables included $4.5 billion payable to suppliers who have elected to participate in supply chain financing programs. To the extent the supply chain finance arrangements are material to your current liquidity and/or are reasonably likely to affect liquidity in the future, please provide the following information, where relevant:
    • The impact these arrangements have on your operating cash flows in all periods presented;
    • The intraperiod variability in accounts payable balances attributed to the programs;
    • The material and relevant terms of the arrangements, including the risks along with general benefits;
    • Any guarantees provided by subsidiaries and/or the parent;
    • Any plans to further extend terms to suppliers;
    • Any factors that may limit your ability to continue using similar arrangements to further improve operating cash flows; and
    • Trends and uncertainties related to the extension of payment terms under the arrangements.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kevin Stertzel, Staff Accountant at (202) 551-3723 or Jean Yu, Staff Accountant at (202) 551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing